Exhibit 99.111

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

enCore Energy Corp.

101 N. Shoreline Blvd, Suite 450

Corpus Christi, TX 78401

2.	DATE OF MATERIAL CHANGE

March 25, 2022

3.	NEWS RELEASE

News release dated March 25, 2022 was disseminated via Globe Newswire.

4.	SUMMARY OF MATERIAL CHANGE

enCore Energy Closes $30 Million Bought Deal Public Offering of Units, Including Full Exercise of Over-Allotment Option

5.	FULL DESCRIPTION OF MATERIAL CHANGE

enCore Energy Corp. (“enCore” or the “Company”) (TSXV: EU; OTCQB: ENCUF) announced that that it has closed its previously announced “bought deal” prospectus offering. The Company sold an aggregate of 19,607,842 units of the Company (the “Units”), which includes the exercise in full of the underwriters’ over -allotment option, at a price of $1.53 per Unit for aggregate gross proceeds to the Company of $29,999,998.26 (the “Offering”).

Each Unit is comprised of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant of the Company (each whole warrant a “Warrant”). Each Warrant entitles the holder thereof to purchase one Common Share (a “Warrant Share”) at an exercise price of $2.00 until March 25, 2024, subject to the terms of a warrant indenture dated March 25, 2022 between the Company and Computershare Trust Company of Canada as warrant agent (the “Warrant Indenture”). A copy of the Warrant Indenture will be available under the Company’s profile at www.SEDAR.com.

The Offering was led by Clarus Securities Inc. as lead underwriter and sole bookrunner, on behalf of a syndicate of underwriters including PI Financial Corp. and Red Cloud Securities Inc. (together, the “Underwriters”). In consideration for the services provided by the Underwriters in connection with the Offering, the Company paid the Underwriters a cash commission of $1,612,499.93 and issued to the Underwriters an aggregate of 1,053,922 compensation options of the Company (the “Compensation Options”). Each Compensation Option is exercisable to acquire one Common Share at an exercise price of $1.53 per share until March 25, 2024.

The Units were offered by way of a short form prospectus dated March 22, 2022 (the “Prospectus”) filed in each of the provinces of Canada, other than Québec, on a private placement basis in the United States pursuant to the exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), provided by Rule 144A or Rule 506(b) of Regulation D thereunder or in such other manner as to not require registration under the U.S. Securities Act, and in jurisdictions outside of Canada and the United States. A copy of the Prospectus is available under the Company’s profile on www.SEDAR.com.

The Company intends to use the net proceeds from the Offering to maintain and advance the Company’s material properties, acquire properties, plant upgrades, maintenance and refurbishment, and for general corporate and working capital purposes, as further described in the Prospectus.

In connection with the filing of the Prospectus, the Company filed an amended technical report in respect of the Company’s Crownpoint and Hosta Butte Uranium Project entitled, “Crownpoint and Hosta Butte Uranium Project McKinley County, New Mexico, USA” dated February 25, 2022, with an effective date of February 25, 2022 and a revision date of March 16, 2022, prepared by Douglas L. Beahm, P.E., P.G., Carl Warren, P.E., P.G., and W. Paul Goranson, P.E. (the “Technical Report”), which was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43- 101”). A copy of the Technical Report is available under the Company’s profile on www.SEDAR.com.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

William M. Sheriff, Executive Chairman Telephone: 972-333-2214

9.	DATE OF REPORT

March 25, 2022